UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16179

EPL OIL & GAS, INC.

(Exact name of registrant as specified in its charter)

919 Milam Street, Suite 1600

Houston, Texas 77002

(713) 228-0711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value US$0.01 per share

(Title of each class of securities covered by this Form)

8.25% Senior Notes due 2018

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, EPL Oil & Gas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 18, 2014

EPL OIL & GAS, INC.

By:	/s/ Ben Marchive
	Name:	Ben Marchive
	Title:	President